Exhibit 6.5

Smallwood, Reynolds,

Stewart, Stewart

& Associates, Inc.

Architecture	•	Planning	•	Interior Design	•	Landscape Architecture	•	Graphic Design

October 18, 2017

Mr. Eric Collins

Bear Village LLC

22 26th Street

Atlanta, Georgia 30309

Re:	Wyndham Hotel and Resort Pigeon Forge, Tennessee

Dear Mr. Collins:

Smallwood, Reynolds, Stewart, Stewart & Associates, Inc. is pleased to submit the following proposal for Planning Services associated with your planned hotel and resort in Pigeon Forge.

SCOPE OF PROJECT

The project consists of Basic Design Services for a mixed-use resort including a hotel, residential units, entertainment facilities, an indoor water park, and structured parking in Pigeon Forge, Tennessee. The project will include approximately 382,000 SF of hotel and condominium space, an indoor water park of approximately 90,000 SF, and structured parking of approximately 235,000 SF.

SCOPE OF SERVICES

The Architect shall provide Basic Services as specified in the modified form of the 2007 Edition of the AIA 8151 Standard Form of Agreement Between Owner & Architect with modifications as we may mutually agree upon. Basic Services shall consist of the Schematic Design Phase, Design Development Phase, Construction Document Phase, and Construction Administration Phase. For the purpose of this Agreement, Basic Services include normal architectural, structural, mechanical, electrical, plumbing, and fire protection design. Basic Services shall also include the interior design of the hotel back-of-house areas. Interior design of the other areas is not included.

In addition to the Basic Services listed above, the Architect may provide the following Other Services required for the project at the discretion of the Owner: interior design of the other facilities, landscape design, kitchen consultant, laundry consultant, lighting consultant, acoustical consultant, civil engineering, graphics and signage design, and hotel specialty systems design.

Other required services shall be provided by the Owner and shall include, but are not limited to FF&E Purchasing and Procurement, Cost Consultant/Estimating Services, Testing, and Geotechnical Services.

Mr. Eric Collins

October 18, 2017

1.	Schematic Design Phase

Based upon initial program information and site information provided by the Owner, the Architect shall develop conceptual layouts exploring alternative strategies for design of the project. Studies will include the evaluation of different development options for the property. These alternatives will be evaluated on the basis of aesthetic considerations, cost impact, and marketability, and a preferred scheme will be selected by the Owner. Based on the approved scheme, the Architect will prepare Schematic Design Documents which shall describe the design concept, including vehicular and pedestrian circulation, common areas, preliminary concepts for the exterior treatment of the Project, and diagrammatic layouts of major components of the program adequate to explain the Project's organization. The Schematic Design Documents shall include drawings and outline specifications adequate for a first budget estimate by the Owner's Cost Consultant/ Estimator or General Contractor.

2.	Design Development Phase

Based on the Schematic Design Documents and budget estimates approved by the Owner and any adjustments directed or authorized by the Owner, the Architect shall prepare Design Development Documents consisting of drawings and other documents to fix and describe the size and character of the Project as to architectural materials and other such elements as may be appropriate. Design Development Documents shall be adequate to define the Project in terms of its size and character, and the quantity and quality of materials to be used, so that estimates may be made by the Owner's Cost Consultant/ Estimator or General Contractor for the purpose of establishing a maximum probable construction cost.

3.	Contract Document Phase

Based on designs, studies, budget estimates, and other documents prepared in the Design Development Phase and approved by the Owner, the Architect shall prepare the drawings, specifications, and other documents that are necessary for the construction of the Project, based upon this scope of services.

4.	Contract Administration Phase

The Architect shall provide administration of the Contract for Construction as a representative of the Owner during the Construction Phase; shall visit the site at intervals appropriate to the stage of construction to become generally familiar with the progress and quality of the work; and determine in general if the work is proceeding in accordance with the Contract Documents.

The Architect shall review the Contractor's submittals such as Shop Drawings, Product Data, and Samples and shall review the amounts owing to the Contractor based on observations at the site and on evaluations of the Contractor's Applications for Payment.

Mr. Eric Collins

October 18, 2017

OWNER’S RESPONSIBILITIES

1.	The Owner shall (1) provide the Architect with a written program setting forth the area requirements and relationships; (2) provide the Architect with an overall budget (stated construction cost limitation); (3) designate a representative authorized to act on the Owner's behalf with respect to the Project; and (4) furnish surveys, legal description, roads and utility location, topographical, geotechnical information and any other information as may be required.

2.	Unless included in the optional Other Services outlined above, the Owner agrees to commission as a separate agreement, and pay fees for Consultants for services to be performed, but not limited to Interior Design, Kitchen Consultant, Laundry Consultant, Lighting Consultant, Acoustical Consultant, Graphics and Signage Design, Hotel Specialty Systems Design, Civil Engineering, Security, Landscape Design, FF&E Purchasing and Procurement, Cost Consultant/Estimating Services, Testing, and Geotechnical Services. The Architect shall assist the Owner in reasonable coordination of these Consultants' work and to incorporate recommendations of these Consultants into the Architect's Contract Documents as a part of Basic Services provided all designs and information are conveyed to the Architect in a timely and appropriate manner so as not to delay the Architect's work or to cause modifications and revisions to the work accomplished by the Architect prior to receipt of such information. The Owner shall require Consultants commissioned by the Owner to produce Contract Documents for the construction of their work in accordance with the design schedule and to coordinate such work with the Architect's documents.

3.	The Owner and/or the Owner's Cost Consultant/Estimator or General Contractor shall prepare detailed estimates of Construction Cost for the various building systems and component parts of the Project from the Schematic Design Documents, Design Development Documents, and the Contract Documents prepared by the Architect. The Architect shall review the Owner's Cost Consultant/ Estimator's or General Contractor's estimates and make recommendations as may be appropriate. Based on the information contained in the estimates of Construction Cost, the Architect shall, with the Owner's approval and direction, develop and refine the Schematic Design Documents, Design Development Documents, and Construction Documents. The Owner, the Owner's Consultant/ Estimator or General Contractor and Architect shall cooperate in the development of the Project scope and quality of the Project in order to produce documents which conform to the Project Budget. The Architect shall be entitled to rely on the information provided in the Owner's Consultant/ Estimator's or General Contractor's estimates of Construction Cost.

FEES

1.	Smallwood, Reynolds, Stewart, Stewart & Associates, Inc. proposes to provide Basic Services as described herein for a lump sum fee of Three Million Five Hundred Thousand Dollars ($3,500,000.00.) In the event the program is revised, the fee shall be equitably adjusted.

2.	The Architect proposes to provide the Other Services as described herein for a fee equal to 1.2 times the fee quoted for the services by the consultants, who shall be mutually agreed upon by the Owner and the Architect.

Mr. Eric Collins

October 18, 2017

3.	We propose that payment for Services be made monthly in accordance with the percentage of work completed on the basis set forth below:

Phase	Fee
Site Plan Submission	$400,000
Schematic Design Phase	300,000
Design Development Phase	1,050,000
Construction Documents Phase	1,400,000
Construction Administration Phase	350,000
TOTAL	3,500,000

4. Additional Services shall be provided on a time-spent basis shall be billed monthly at the fixed rates set forth below:

Principals	$295.00
Associates	275.00
Senior Architect	220.00
Senior Professional Staff	160.00
Staff	130.00
Junior Staff	95.00
Clerical	65.00
CADD Equipment Time	30.00

5.	Expenses for reproduction, professional renderings and models, presentation materials, out-of-town travel, express mail/courier services, facsimile transmissions, and long distance telephone calls shall be reimbursable to the Architect at 1.1 times their cost.

We are very excited about the opportunity to serve you. Should you have any questions, please call.

Very truly yours,

SMALLWOOD, REYNOLDS, STEWART, STEWART & ASSOCIATES, INC.

/s/ Charles G. Hull, AIA

Principal

Accepted By: ________________________       Date:_________________

Eric Collins